Exhibit p.5

Mesarete Code of Ethics Policy

Policy Owner	Version #	Date of Last Review	Date of Next Review	Approver
Compliance	1	June 2021	May 2022	Andy French

Introduction

Mesarete Capital is committed to maintaining the highest professional standards of business conduct and ethics.

This Code of Ethics sets out the firm’s core expectations of all staff to manage conflicts of interests and act in the best interests of its clients at all times.

All staff are required to complete ethics training when joining the firm and on an annual basis. All staff are required to attest their compliance with this Code, when joining the firm and as part of the annual attestation process.

The following describes Mesarete’s policies and procedures, pursuant to the SEC’s Code of Ethics (SEC Rule 204A-1 under the Investment Advisors Act of 1940), the FCA’s Conduct of Business rules [and the CFTC’s Statement of Acceptable Practices.

Mesarete Code of Ethics

All staff are required to comply with the core principles set out below:

1.	You must act with integrity, honesty and be fair;

2.	You must act with due skill, care and diligence;

3.	You must comply with all relevant laws and regulations and be open and cooperative with all regulators;

4.	You must pay due regard to the interests of clients and treat them fairly;

5.	You must observe proper standards of market conduct; and

6.

You must seek to avoid any actual or potential conflicts of interest between you, Mesarete and its clients and any circumstances that create the appearance of impropriety, for example you must avoid even the appearance of insider trading.

Senior managers:

1.	You must take reasonable steps to ensure that the business of the firm for which you are responsible is controlled effectively;

2.	You must take reasonable steps to ensure that the business of the firm for which you are responsible complies with the relevant requirements and standards of the regulatory system;

1.	You must take reasonable steps to ensure that any delegation of your responsibilities is to an appropriate person and that you oversee the discharge of the delegated responsibility effectively;

2.	You must disclose appropriately any information of which a regulator would reasonably expect notice.

All questions about this Code must be referred to the Compliance team. Any potential breaches of these principles must be reported without delay to the Chief Operating Officer (COO)/Chief Compliance Officer (“CCO”).

Fiduciary Standards and Compliance with Relevant Laws and Regulations

All staff must act with competence, dignity, integrity, and in an ethical manner, when dealing with clients, the public, prospects, third-party service providers and fellow employees. Employees must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment decisions, trading, promoting the firm’s services, and engaging in other professional activities.

The firm expects all employees to adhere to the highest standards with respect to any potential conflicts of interest with clients. As a fiduciary, the Firm must act in its clients’ best interests. Neither the firm, nor any staff member should ever benefit at the expense of any investor. Staff are required to notify the COO promptly about any practice that creates, or gives the appearance of, a material conflict of interest.

Employees are generally expected to discuss any perceived risks, or concerns about the firm’s business practices, with the COO. If an employee is uncomfortable discussing an issue with the COO, or if they believe that an issue has not been appropriately addressed, they should bring the matter to the CIO’s attention.

Disclosure of the Code of Ethics Policy

The Firm will describe its Code of Ethics in Part 2 of Form ADV and, upon request, furnish Clients and Investors with a copy of the Code of Ethics. All Client requests for the Firm’s Code of Ethics should be directed to the COO.

Reporting of Violations

Employees must promptly report any suspected violations of the Code of Ethics to the COO. To the extent practicable, the Firm will protect the identity of an employee who reports a suspected violation. However, Mesarete remains responsible for satisfying the regulatory reporting, investigative and other obligations that may follow the reporting of a potential violation.

Retaliation against any employee who reports a violation of the Code of Ethics is strictly prohibited and will be cause for corrective action, up to and including dismissal.

Violations of this Code of Ethics, or the other policies and procedures set forth in the Compliance Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to a regulator, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject an employee to civil, regulatory or criminal sanctions. No employee will determine whether he or she committed a violation of the Code of Ethics, or impose any sanction against himself or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

Conflicts of Interests Policies

The Firm has specific Personal Account Dealing, Inducements and Conflicts of Interest Polices that staff should refer to alongside the Code of Ethics.

Furthermore, and detailed within the Personal Account Dealing policy but duplicated here, Mesarete strictly prohibits all staff from engaging in fraudulent, deceptive, or manipulative practices in connection with their personal transactions, or those transactions which are of consideration to Mesarete.

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